September 10, 2015

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Theresa Messinese

Re:	Xtreme Green Electric Vehicles, Inc. (the “Company”)
Form 10-K for Fiscal Year Ended December 31, 2014
Filed March 27, 2015
File No. 000-52502

Dear Ms. Massinese:

By letter dated September 2, 2015, the staff of the Securities and Exchange Commission (the “Staff”) issued comments on the Company’s Annual Report on Form 10-K for the year ended December 31, 2014 (the “Annual Report”).

In response to the Staff’s comments, the Company hereby advises the Staff supplementally that it applied the 2013 framework in reference to “Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission” pursuant to Item 308(a)(2) of Regulation S-K. Accordingly, the Company will make the appropriate changes to its disclosures in its reports on a going forward basis.

The Company hereby acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at 702-870-0700 with any questions or comments regarding the foregoing.

Very truly yours,

Neil Roth
Interim Chief Financial Officer

3010 East Alexander Rd, #1002 North Las Vegas, NV 89030

Phone: 702-870-0700 Fax 702-477-9797